UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42903

Republic Power Group Limited

#04-09 Techplace II, 5008 Ang Mo Kio Ave 5

Singapore 569874

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into a Material Agreement

On July 24, 2026, Republic Power Group Limited (the “Company”) closed the transactions contemplated by a Securities Purchase Agreement (the “Purchase Agreement”), dated as of July 20, 2026, with Dune Equity Holdings LLC, a Delaware limited liability company (“Dune”).

On July 24, 2026, the transaction closed upon the Company’s receipt of the purchase price, and the Company issued and delivered to Dune the first tranche of a promissory note in the principal amount of $285,000, inclusive of $25,000 original issuance discount (the “Note”, and together with the Purchase Agreement, the “Transaction Documents”). Although the Note was originally dated July 20, 2026, the parties amended the Note on July 29, 2026, to clarify that its issue date is July 24, 2026, the date on which the transaction closed and the Company received the purchase price. The Company also issued 53,000 Class A ordinary shares, par value $0.5 each (the “Class A Ordinary Shares”) to Dune as commitment shares (the “Commitment Shares”), as additional consideration to Dune in connection with the issuance of the first tranche of the Note.

The Note bears interest at an annual rate of 12% and will mature in 12 months following the issuance. The Note is convertible into shares of the Company’s Class A Ordinary Shares (the “Conversion Shares”), at a conversion price equal to the 80% of the average of the three (3) lowest traded prices of the Class A Ordinary Shares on the Nasdaq Capital Market during the ten (10) trading days immediately preceding the respective conversion date.

The Company agreed to file a registration statement to register the resale of all Conversion Shares issuable upon both tranches of the Note and the Commitment Shares within 30 calendar days following the date of the Purchase Agreement, and to cause such resale registration statement to become effective within 75 calendar days following the date of the Purchase Agreement.

The second tranche of the Note will be funded by Dune and issued by the Company in the aggregate principal amount of $285,000, provided that within 75 calendar days after the date of this Agreement, (i) an event of default has not occurred under the Note, (ii) no event has occurred that, with the passage of time, would be an event of default under the Note, (iii) the Company has not breached any covenant, agreement, or other term or condition contained in the Transaction Documents, (iv) the Class A Ordinary Shares are listed for trading on the Nasdaq Capital Market, (v) the Company is in compliance with all of the listing standards of Nasdaq Capital Market, (vi) the Company has not received any delisting or deficiency notice from Nasdaq that remains uncured (for the avoidance of doubt, any cure period or grace period granted by Nasdaq shall be irrelevant for purposes of satisfying this condition since the deficiency must be fully cured), and (vii) a registration statement of the Company covering the resale of all of the Conversion Shares and Commitment Shares has been declared effective by the SEC.

The Purchase Agreement and the Note contain customary and transaction-specific covenants, including transfer agent instructions, legal counsel opinion provisions, public information covenants, piggy-back registration rights, a requirement to purchase directors’ and officers’ insurance within 60 calendar days after closing, restrictions on certain capital stock distributions and asset sales, and registration-statement-related default provisions.

The Note provides that an event of default occurs if the Company fails to file a registration statement covering the holder’s resale of all conversion shares and warrant shares within 30 calendar days after July 24, 2026, fails to cause the registration statement to become effective within 75 calendar days after July 24, 2026, fails to keep the registration statement effective, or fails to amend or file a new registration statement if there are no longer sufficient shares registered for resale (each, a “Registration Statement Failure”).

The Note contains events of default including, without limitation, payment defaults, breach of covenants, breach of representations and warranties, failure to deliver conversion shares, bankruptcy or insolvency events, cessation of operations, failure to maintain material assets, transfer-agent-related defaults, transmission of material non-public information not cured by a same-day Form 6-K, unavailability of Rule 144, delisting, trading suspension or failure to be listed or quoted on a principal market, failure to pay an amortization payment, , and Registration Statement Failures.

Upon an event of default, the Note becomes immediately due and payable in an amount equal to the then-outstanding principal amount plus accrued interest, including default interest, multiplied by 150%, plus costs of collection. The holder may, in its sole discretion, convert all or any portion of the Note, including the default amount, into common stock pursuant to the terms of the Note.

The foregoing descriptions of the Purchase Agreement and the Note do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Note, which are filed as exhibits to this Current Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of the Convertible Note
4.2	Amendment No.1 to the Convertible Note, dated July 29, 2026
10.1	Securities Purchase Agreement, by and between the Company and Dune Equity Holdings LLC, dated July 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Republic Power Group Limited

Date: August 4, 2026	By:	/s/ Ziyang Long
	Name:	Ziyang Long
	Title:	Chief Executive Officer

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